UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-14733

CUSIP Number: 536797103

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Xerium Technologies, Inc.
Full Name of Registrant
N/A
Former Name if Applicable
14101 Capital Boulevard
Address of Principal Executive Office (Street and Number)
Youngsville, North Carolina 27956
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

We have determined that we are unable to file our quarterly report on Form 10-Q for the quarter ended June 30, 2007 in a timely manner.

We have filed a current report on Form 8-K on August 10, 2007, noting that based on the findings of our previously announced review of the accounting treatment related to interest rate swaps entered into in June 2005, we have determined to restate certain of our previously issued financial statements. The restatement will correct the Company’s accounting for the fair value of its interest rate swap agreements entered into in June 2005. To date, the Company has accounted for these interest rate swaps as hedging instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities-an amendment of FASB Statement No. 133” and SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities”. The fair value of these interest rate swap agreements was adjusted quarterly with the changes recorded as deferred gains or losses in the Company’s consolidated balance sheet with the offset recorded in accumulated other comprehensive loss, net of tax. It has been determined that the swaps do not qualify as hedging instruments because the Company inappropriately applied the ‘short-cut’ method to evaluate these interest rate swaps for hedge accounting purposes from the date of inception. Accordingly, the Company will recognize the change in the fair value as a component of earnings for the applicable periods. The Audit Committee of the Company’s Board of Directors has discussed these matters with the Company’s independent registered public accounting firm, Ernst & Young LLP.

The consolidated financial statements expected to be restated are the consolidated balance sheets as of December 31, 2006 and 2005 and the consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the years 2006 and 2005 and the Company’s unaudited quarterly financial statements during these years, commencing with the quarter ended June 30, 2005, and the quarter ended March 31, 2007. These consolidated financial statements, as filed, contain errors and should therefore not be relied upon. As a result of this determination, related reports of the Company’s independent registered public accounting firm on the consolidated financial statements and internal control over financial reporting included in the previously filed annual report on Form10-K for the year ended December 31, 2006 should no longer be relied upon.

Following completion of our work and that of our independent registered public accounting firm, the restatement of the Company’s financial results will be effected as soon as practicable by the filing an amended annual report for the year ended December 31, 2006 and an amended quarterly report on Form 10-Q for the quarter ended March 31, 2007. It is necessary for us to complete these restatements in order to complete our quarterly report on Form 10-Q for the quarter ended June 30, 2007.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Michael P. O’Donnell	(919)		556-7235
	(Name)	(Area Code)		(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒	Yes	☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒	Yes	☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects that there will be a significant change in results of operations from the corresponding period for the last fiscal year, as will be reflected by the financial statements to be included in the quarterly report on Form 10-Q. However, no reasonable estimate of such changes can be made at this time, as the Company is still in the process of evaluating the impact that the change in accounting treatment for the interest rate swaps will have on its financial statements, as discussed above.

Xerium Technologies, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 10, 2007	By:	Xerium Technologies, Inc.

	By:	/s/ Michael P. O’Donnell
Michael P. O’Donnell Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).